

DevRaj P. · 2nd

The CEO/President of Jivati, the Next Generation Beverages.

Irvine, California, United States · 383 connections ·

Contact info

Jivati

Experience

CEO/Founder
Jivati · Full-time
Mar 2019 – Present · 2 yrs 3 mos
Irvine, California, United States

My name is DevRaj Patel, and I am the CEO/President of Jivati. We are a new beverage startup from California using FoodScience to create functional products all holistically (plant-based) essenced with botanicals, adaptogens, terpenes, and flavonoids to improve an individual's well-being without hurting the environment.

Senior Management Consultant
Miracle Systems, Washington DC · Full-time
Sep 2015 – Aug 2018 · 3 yrs

Skills & endorsements

Consulting · 5

Stephan Braun and 4 connections have given endorsements for this skill

Risk Management · 2

JB Clark and 1 connection have given endorsements for this skill

Information Security Management · 2

JB Clark and 1 connection have given endorsements for this skill

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